SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Midway Gold Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

598153104

(CUSIP Number)

June 12, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 598153104	13G	Page 2 of 6 Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Barrick Gold Corporation; Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 5,500,000
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 5,500,000
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.7%
12	TYPE OF REPORTING PERSON CO

Item 1.	(a)	Name of Issuer:

Midway Gold Corp.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

Unit 1 – 15782 Marine Drive, White Rock, British Columbia, Canada V4B 1E6

Item 2.	(a)	Name of Person Filing:

Barrick Gold Corporation

Item 2	(b)	Address of Principal Business Office:

Brookfield Place, TD Canada Trust Tower 3700 - 161 Bay Street Toronto, Ontario Canada M5J 2S1

Item 2	(c)	Citizenship:

Incorporated under the laws of the Province of Ontario

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

598153104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ An Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Based on the most recent information available, the aggregate number and percentage of the shares of common stock (the “Shares”) of Midway Gold Corp. that are beneficially owned by the reporting person is set forth in boxes 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

The number of Shares as to which the reporting person has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 5, 6, 7 and 8, respectively, on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2008	Barrick Gold Corporation

	By:	/s/ James W. Mavor
	Name:	James W. Mavor
	Title:	Vice President and Treasurer

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